Exhibit 1

FOR IMMEDIATE RELEASE	12 July 2019

WPP PLC (“WPP”)

Proposed sale of 60% of Kantar

Investment by Bain Capital Private Equity values Kantar at c.$4.0bn; WPP leverage target to be met a year ahead of plan; c.£1.0bn shareholder return planned

Transaction highlights

∎	Bain Capital Private Equity’s (“Bain Capital”) acquisition of 60% of Kantar creates a strong partnership with WPP to accelerate the development of Kantar
∎	Further simplifies and repositions WPP for growth, whilst unlocking significant value for shareholders
∎	Kantar valued at c.$4.0bn (c.£3.2bn1) in the proposed transaction, equivalent to a multiple of 8.2x 2018 Kantar headline EBITDA[2]
∎	Proceeds to WPP on completion after tax and continuing investment in Kantar expected to be c.$3.1bn (c.£2.5bn)
∎	Potential value upside for WPP shareholders from 40% equity stake in Kantar
∎	WPP to retain c.60% of net proceeds to reduce debt to the low end of the target leverage range of 1.5 – 1.75x average net debt/EBITDA[3] for 2020
∎	Balance of proceeds, c.$1.2bn (c.£1.0bn), to be returned to shareholders
∎	Impact of proposed transaction and use of proceeds expected to be marginally dilutive to headline EPS in 2021
∎	Completion and associated proceeds relating to no less than 86% of Kantar expected in early 2020, subject to approval by WPP shareholders and other customary regulatory and legal approvals

Mark Read, Chief Executive Officer, WPP, said:

“Kantar is a great business and we look forward to working with Bain Capital to unlock its full potential. As a strategic partner and shareholder in Kantar, WPP will continue to benefit from its future growth while our clients continue to benefit from its services and capabilities. I would like to thank Eric Salama, his team and everyone at Kantar for their tremendous contribution to WPP – a contribution that will continue as we develop the business together.

“This transaction creates value for WPP shareholders and further simplifies our company. With a much stronger balance sheet and a return of approximately 8% of our current market value to shareholders planned, we are making good progress with our transformation.”

Luca Bassi, a Managing Director at Bain Capital Private Equity, said:

“Kantar is a market leader in many areas and we are excited to be partnering with its management team and WPP to build on this remarkable platform for growth. We see many opportunities for expansion and will invest in technology to expand the company’s capabilities and reinforce its global leading position.”

Christophe Jacobs van Merlen, a Managing Director at Bain Capital Private Equity, said:

“We believe that we are well-positioned to support Kantar, alongside WPP, in driving forward the business in a rapidly changing industry. Our deep sector knowledge, operational expertise and strong track record of partnering with management teams to accelerate growth gives us confidence that we can help Kantar grow both organically and by acquisition.”

Eric Salama, CEO, Kantar, said:

“Our new ownership structure presents a great opportunity for Kantar, our employees and our clients. In Bain Capital we have a partner who shares our ambition, brings relevant expertise and – with WPP – can help us accelerate our growth and impact for clients. We are focused on delivering ‘human understanding at scale and speed’ and the ‘best of Kantar’ more consistently. We will do so by investing more in talent and by becoming a more technology-driven solutions provider.”

1All $ values are translated into £ at an exchange rate of £1:$1.25

2 Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of intangible assets, share of exceptional losses/gains of associates, depreciation of property, plant and equipment, losses/gains on remeasurement of equity interests arising from a change in scope of ownership, restructuring and transformation costs and allocation of corporate overhead

3 Net debt/EBITDA ratio calculated excluding impact of IFRS 16: Leases

Introduction

WPP is today announcing that it has entered into an agreement to sell 60% of Kantar, its global data, research, consulting and analytics business, to Bain Capital (the “Proposed Transaction”). The Proposed Transaction creates a strong partnership for the development and growth of Kantar and values the whole of Kantar at a headline enterprise value of c.$4.0bn (c.£3.2bn).

Background to and reasons for the Proposed Transaction

On 25 October 2018, WPP highlighted the significant opportunity to develop Kantar into the world’s leading data, insights and consulting company. The Board considered that the best way to unlock Kantar’s potential and maximise shareholder value was with a strategic or financial partner. It was envisaged that WPP would remain a share owner with strategic links to ensure that the benefits to clients were realised.

Kantar has attracted significant levels of interest from potential financial partners, leading to the agreement today with Bain Capital. The WPP Board believes that the Proposed Transaction will allow Kantar to strengthen its industry-leading position through the combined expertise and resources of Bain Capital and WPP. It also crystallises significant value for WPP’s shareholders, while giving them continued exposure to an attractive business with the potential for further value realisation in the future.

Principal terms of the Proposed Transaction

The transaction values 100% of Kantar at c.$4.0bn (c.£3.2bn), equivalent to a calendar 2018 EV/EBITDA multiple of 8.2x based on Kantar’s headline EBITDA (excluding WPP overhead) of £386m. The equity value after expected completion adjustments is c.$3.7bn (c.£3.0bn). After transaction costs, tax and WPP’s continuing investment of c.$0.4bn to own 40% of the equity in Kantar, net cash proceeds to WPP are expected to be c.$3.1bn (c.£2.5bn). The consideration is payable in cash. WPP may receive additional consideration over the next three years in respect of certain contingent liabilities, in the event that such liabilities are lower than estimated. Additionally, WPP may receive certain other payments during the life of its partnership with Bain Capital. The amounts of these payments are dependent on future events and outcomes which are too uncertain to allow meaningful estimation today. Under no circumstances can such contingent liabilities, events and outcomes lead to any reduction or repayment of the consideration to be received by WPP on completion.

At the present time, the WPP companies constituting the Kantar business (the “Kantar Group”) sit within the wider WPP group. The Kantar Group will therefore be carved out of the wider WPP group by way of a reorganisation and placed into a holding structure ahead of completion (the “Kantar Reorganisation”). It is expected that completion will take place in a number of stages. The consideration is subject to adjustment on each completion to take into account any movements in net debt between the Kantar Group and the WPP Group arising as a result of the Kantar Reorganisation.

Completion (and associated proceeds) relating to a large majority of Kantar’s operations is expected in early 2020 (“First Completion”) and is conditional on the satisfaction (or waiver, where applicable) of the following conditions:

◾	the approval of WPP’s shareholders (the Proposed Transaction is a Class 1 transaction for WPP under the Listing Rules);
◾	obtaining antitrust approvals for the Proposed Transaction from regulators in the European Union, the United States, Brazil, China, Russia, Turkey, South Korea, South Africa and Mexico; and
◾

completion of such proportion of the Kantar Reorganisation such that prior to First Completion, WPP is in a position to complete on the sale of Kantar entities representing not less than 90% of the total FY18 EBITDA of the Kantar business. WPP may waive this threshold down to 86% of the total FY18 EBITDA of the Kantar business.

The Proposed Transaction will not proceed if the conditions above are not satisfied (or waived, where applicable) on or before the date which is seven months from the date of this announcement, with WPP having the right to extend this period to nine months if certain conditions have not yet been satisfied. Completion for the remainder of Kantar’s operations is expected to occur within 12 months of the date of this announcement.

As part of the Proposed Transaction, WPP has agreed the terms of transitional services agreements which will govern the provision of IT services and other operational services between WPP and Kantar for a transitional period after First Completion.

A shareholders’ agreement will be put in place, effective from First Completion, in order to govern the relationship between WPP and Bain Capital, and will ensure consistent governance rights for the parties. Eric Salama will remain as CEO of Kantar and Robert Bowtell as CFO. The boards of the Kantar joint venture companies formed by WPP and Bain Capital will have up to six Bain Capital nominated directors and up to two WPP nominated directors.

In certain circumstances, in the event of a disposal by Bain Capital of a majority of its interest in Kantar to a third party, it will have the right to require WPP also to transfer all of its securities in Kantar to that third party at the same price.

Further details of the Proposed Transaction will be provided in a circular which, together with a notice to convene a general meeting, will be sent to WPP shareholders in due course.

Use of proceeds

WPP intends to retain c.60% of net proceeds to reduce its leverage. On completion, leverage is expected to be at the low end of WPP’s target range of 1.5 – 1.75x average net debt/EBITDA for 2020, a year ahead of the target date. The Board believes that the strengthened balance sheet is appropriate at this stage of WPP’s transformation and given the structural changes the industry is undergoing.

The balance of net proceeds, c.$1.2bn (c.£1.0bn), will be returned to shareholders. The form of this return will be communicated to shareholders in due course. The impact of the Proposed Transaction and the use of proceeds is expected to be mid single digits % dilutive to headline earnings per share in 2020 and marginally dilutive to headline earnings per share in 2021.

WPP’s dividend policy will remain unchanged as a result of the transaction.

Information on Kantar

Kantar is an industry-leading data, research, consulting and analytics business which offers insights into the views of customers and consumers in over 100 countries. WPP launched Kantar in 1992 by consolidating its existing market research businesses, and has added significantly to its reach and capabilities since then through a combination of acquisitions, partnerships and internal product development.

The financial performance of Kantar for the 2018 financial year (excluding the allocation of head office costs) is set out below.

£m
Revenue	2,560.6
Revenue less pass-through costs	1,958.4
Headline EBITDA	386.0
Headline PBIT	330.4
Reported PBIT	221.2
Reported PBT	219.3

The gross assets of Kantar at 31 December 2018, excluding intercompany receivables, were £4,553.1m.

The figures presented have been derived from the consolidation schedules used to compile the audited consolidated financial statements of WPP plc and its subsidiaries (the “WPP Group”). Kantar does not constitute a legal group in itself and the ownership structure is mixed within the wider WPP Group. Legal parents and subsidiaries have been excluded where they do not form part of the Kantar disposal group. These figures represent Kantar’s contribution to the WPP Group’s results and assets and include goodwill and intangibles that have arisen from the WPP Group’s acquisitions of these companies, along with any associated amortisation or impairment. All inter-group balances and revenue have been eliminated, but cost allocations and other transactions between the Kantar disposal group and other WPP Group companies remain where the underlying transaction is expected to continue after the disposal. WPP head office costs have not been allocated where they will not be transferred with the Kantar disposal group.

Investor and analyst call

The management of WPP will host a conference call at 8.30am (BST) today to discuss the announcement. Slides will be available at https://www.wpp.com/investors/ from 8.00am and the dial-in details for the call are as follows:

United Kingdom and International

+44 20 7192 8000

United States

+1 631 510 7495

Confirmation code

8986777

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of WPP is Marie Capes, Company Secretary.

For more information please contact:

For WPP

Investors and analysts:

Peregrine Riviere Lisa Hau Fran Butera (US)	+44 7909 907193 +44 7824 496015 +1 914 484 1198

Media:

Chris Wade Kevin McCormack (US) Juliana Yeh (Asia) Richard Oldworth, Buchanan Communications	+44 20 7282 4600 +1 212 632 2239 +852 2280 3790 +44 20 7466 5000 +44 7710 130 634

Goldman Sachs International:

Anthony Gutman

Devin Wilde

+44 20 7774 1000

Ardea Partners:

James Del Favero

Will Skolnik

+44 20 3848 8700

BofA Merrill Lynch:

Ian Ferguson

Richard Abel

+44 20 7628 1000

Lazard:

Richard Hoyle

+1 212 632 6570

For Bain Capital

Hazel Stevenson Ed Gascoigne-Pees Camarco	+44 20 3757 4989 +44 20 3757 4984

Bain Capital was advised by Canson Capital Partners, Credit Suisse and Mediobanca.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for WPP and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Ardea Partners UK LLP (“Ardea”) has provided financial advice to WPP and no one else in connection with certain of the matters described in this announcement and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Ardea nor for providing advice in connection with the matters referred to herein. Neither Ardea nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Ardea in connection with the matters described in this announcement, any statement contained herein or otherwise.

Merrill Lynch International (“BofA Merrill Lynch”), a subsidiary of Bank of America Corporation, is acting exclusively for WPP in connection with the Proposed Transaction and for no one else and will not be responsible to anyone other than WPP for providing the protections afforded to its clients or for providing advice in relation to the transaction.

Lazard Freres & Co. LLC (“Lazard”) has provided financial advice to WPP and no one else in connection with certain of the matters described in this announcement and will not be responsible to anyone other than WPP for providing the protections afforded to clients of Lazard nor for providing advice in connection with the matters referred to herein. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with the matters described in this announcement, any statement contained herein or otherwise.

Important notices

This announcement contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, “targets”, “aims”, “projects” or words or terms of similar substance or the negative thereof, as well as variations of such words or phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Forward-looking statements include statements relating to (a) future capital expenditures, expenses, revenues, earnings, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects, (b) business and management strategies and the expansion and growth of WPP’s operations, and (c) the effects of global economic conditions on WPP’s business.

Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors may cause actual results, performance or achievements of WPP to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of WPP to differ materially from the expectations of WPP, include, among other things, general business and economic conditions globally, industry trends, competition, changes in government and other regulation and policy, including in relation to the environment, health and safety and taxation, labour relations and work stoppages, interest rates and currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors. Such forward-looking statements should therefore be construed in light of such factors. Neither WPP nor any of its directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules), WPP is not under any obligation and WPP expressly disclaims (to the maximum extent permitted by law) any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings, earnings per share or income, cash flow from operations or free cash flow for WPP or the WPP group post-transaction for the current or future financial years would necessarily match or exceed the historical published earnings, earnings per share or income, cash flow from operations or free cash flow for WPP.

This announcement is not intended to, and does not constitute, or form part of, any offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction. WPP shareholders are advised to read carefully the formal documentation in relation to the Proposed Transaction once it has been despatched. Any response to the Proposed Transaction should be only on the basis of the information in the formal documentation to follow.

This announcement is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.